April 3, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Signature Group Holdings, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed March 25, 2014

File No. 001-08007

Dear Mr. Orlic:

Set forth below is our response to the comment provided by the Commission’s staff to our client, Signature Group Holdings, Inc. (the “Company”), by letter dated April 3, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Proxy Statement”).

The text of the Commission’s comment in the Comment Letter is included in the Company’s response for your reference.

For the reasons stated below, the Company respectfully submits that no further changes need to be made to the Preliminary Proxy Statement.

Comment 1. We note your response to prior comment 1. We understand that NYSE rules do not permit discretionary voting by brokers or other nominees on any matters in a contested solicitation, and that this could result in a broker non-vote with respect to any proposal if a beneficial owner does not give instructions to the broker or other nominee with respect to that proposal. Given these factors, please describe in greater detail how you concluded that there will not be any broker non-votes in your contested solicitation. In providing your analysis, please address the circumstance where a beneficial owner provides instructions to the broker or other nominee with respect to one, but not all, proposals. Please note, however, that our inquiry is not limited to the foregoing circumstance.

Response: Under New York Stock Exchange (NYSE) Rule 452, banks, brokers and other member organizations (collectively, “custodians”) may not exercise discretionary voting authority with respect to any proposal in a proxy solicitation that is the subject of a counter-solicitation. In accordance with Rule 452, and as confirmed today in conversations by the Company and its advisors and Broadridge, who will mail the Company’s proxy materials to custodians and transmit votes from custodian accounts to the Company, for stockholders that receive proxy materials from both the Company and a third party soliciting in opposition as to one or more proposals (such party, a “Contesting Party”), this will be deemed a contested solicitation. Once contested, custodians do not have the discretion to vote on any matter on the proxy card, and broker non-votes do not exist when there is no discretionary matter under Rule 452 on the proxy card.

Based on the foregoing, the Company believes that stockholders may choose to participate in the Annual Meeting for which proxies are being solicited as discussed below; in each circumstance, we analyze how the proxy will be treated by the Company for quorum purposes in particular. We have assumed, for all purposes except where otherwise noted, that the election is a contested election.

First, a stockholder may choose to participate in person at the Annual Meeting and, at that time, vote or deliver a proxy as he, she or it chooses, if the stockholder (i) is a holder of record or (ii) has a legal proxy from such beneficial stockholder’s custodian allowing the stockholder to vote his, her or its shares at the Annual Meeting. Therefore, a stockholder’s vote or proxy delivered in person at the Annual Meeting will be counted for both quorum purposes and on each proposal for which he, she or it votes.

Second, a stockholder may receive a proxy statement from his, her or its custodian and may choose not to, or may fail to, provide the custodian with any voting instructions as to the solicitation. For quorum purposes and individual proposals, these shares will not be counted. Custodians may not vote on any proposal, as they lack discretion under NYSE Rule 452 in light of the contested solicitation. The related question concerns the treatment of shares when a broker or bank has multiple stockholders with accounts at the custodian, and some stockholders provide voting instructions and others do not. Broadridge confirmed today with the Company and its advisors that custodians are able to segregate stockholder instructions. Accordingly, the Company understands and believes that the proxies/votes from the underlying custodian will not include shares from stockholders who have not provided any voting instructions at all in respect of the proxy solicitation, even if other stockholders do provide instructions and whose shares will be counted for quorum purposes.

Third, a stockholder may respond only in part to the proxy solicitation (i.e., vote on some but not all of the matters presented in the proxy). For quorum purposes, these shares will be counted, as shares present for at least one proposal count for determining a quorum. Broadridge confirmed today to the Company and its advisors that this is how it treats such votes, including in a contested proxy solicitation. Further, Broadridge informed the Company that it will vote the unvoted items on such cards (only if at least one proposal does have a vote from the beneficial stockholder) consistent with how the Company states on the proxy card that it will vote uninstructed shares. The Company believes, as set forth in greater detail in our letter dated April 2, 2014, that this result is dictated by the NYSE Rules as well. The Company does not believe that where a beneficial stockholder receives proxy materials from both the Company and a Contesting Party, that there will be broker non-votes, as custodians do not have discretion to vote on any unvoted items in a contested solicitation.

Fourth, if a beneficial stockholder provides voting instructions to the custodian as to all proposals on the proxy, these shares will be counted towards a quorum.

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If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc:	Kyle Ross, Signature Group Holdings, Inc.